Exhibit 99.3

Notice to Shareholders in Connection with

Not Holding the 2021 Annual General Meeting

Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) (NASDAQ: PBTS), a global trade software applications and technology services provider, today announced that the Company opts not to hold an annual shareholder meeting for the fiscal year 2021, in reliance on its home country practice and the advice by the Company’s legal advisor on Cayman Islands Law. Additional information on the Company’s reliance on its home country practice can be found in the Company’s annual report on Form 20-F filed with the Commission on July 13, 2021.